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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the plan year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 001-10410

    A.
    Full title of the plan and the address of the plan, if different from that of the issuer named below:

      HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

    B.
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      HARRAH'S ENTERTAINMENT, INC.
      One Harrah's Court
      Las Vegas, Nevada 89119

REQUIRED INFORMATION

        The Harrah's Entertainment Inc. Savings and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan's 2001 financial statements and supplemental schedules have been examined by Deloitte & Touche LLP, independent accountants, and their report is included herein.

Special Note with Respect to Report of Arthur Andersen LLP for the Year Ended December 31, 2000

        In connection with Harrah's Entertainment, Inc.'s change of auditors by its Board of Directors on May 2, 2002, the Plan also changed auditors. The new auditor for the Plan for the fiscal year ended December 31, 2001 is Deloitte & Touche LLP. During the two most recent fiscal years and through May 2, 2002, the Plan did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures that, if not resolved to Arthur Andersen LLP's satisfaction, would have caused it to make reference to the disagreement in connection with its report on the Plan's financial statements for such periods.

        SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen's consent to our inclusion of its audit report in those filings. The SEC recently provided regulatory relief that allows companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our inclusion in this annual report of its report certifying our financial statements for the Plan for the fiscal year ended December 31, 2000. We have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act of 1933 and Rule 12b-37 under the Securities Exchange Act of 1934. The report of Arthur Andersen included herein is a copy of a previously issued report and has not been reissued by Arthur Andersen LLP. Accordingly, you will not be able to sue Arthur Andersen LLP in connection with the inclusion of their report herein, and therefore your right of recovery may be limited as a result of the lack of Arthur Andersen LLP's consent.

i

TABLE OF CONTENTS

Report of Deloitte & Touche LLP, Independent Auditors', dated July 12, 2002 for year ended December 31, 2001	1
Report of Arthur Andersen LLP, Independent Public Accountants, dated June 21, 2001 for years ended December 31, 2000 and 1999	2
Financial Statements as of and for the years ended December 31, 2001 and 2000, and Supplemental Schedule as of December 31, 2001	3

ii

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of Harrah's Entertainment, Inc.
Savings and Retirement Plan:

        We have audited the accompanying statement of net assets available for benefits of Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2000 were audited by other auditors whose report, dated June 21, 2001, expressed an unqualified opinion on those statements.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Memphis, Tennessee
July 12, 2002

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of Harrah's Entertainment, Inc.
Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits, with fund information, for each of the three years ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits, with fund information, for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the Unites States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 (Exhibit I) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                      /s/ Arthur Andersen LLP

Memphis, Tennessee
June 21, 2001.

HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:
Investments (Note 3)	$620,340,104	$485,479,899

Receivables:
Investment receivables	—	54,660,635
Other receivables	332,638	129,759
Accrued investment income	215,069	380,138

	547,707	55,170,532

Cash	747,609	604,690

Total assets	621,635,420	541,255,121

LIABILITIES:
Accrued administrative expenses	—	311,701

NET ASSETS AVAILABLE FOR BENEFITS	$621,635,420	$540,943,420

See notes to financial statements.

HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$17,453,065	$(20,434,285)
Dividends	1,313,785	5,089,702
Interest	6,502,813	8,270,027
Other	92,713	—

Net investment income	25,362,376	(7,074,556)

Contributions:
Participant contributions	46,092,247	44,774,312
Employer contributions	26,551,867	25,061,090

Total contributions	72,644,114	69,835,402

Transfers from other plans, net (Note 1)	56,235,001	28,598,814

Total additions, net	154,241,491	91,359,660

DEDUCTIONS:
Benefits paid to participants	71,389,923	63,657,145
Administrative expenses	2,159,568	2,267,783

Total deductions, net	73,549,491	65,924,928

INCREASE IN NET ASSETS	80,692,000	25,434,732
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	540,943,420	515,508,688

End of year	$621,635,420	$540,943,420

See notes to financial statements.

HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1.    DESCRIPTION OF THE PLAN

  The Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan") was established on February 6, 1990. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document and subsequent amendments thereto for more complete information.

  General—The Plan is a defined contribution plan. All employees of Harrah's Entertainment, Inc. and its affiliates (the "Company") who have a minimum of ninety days of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Until September 1, 2000, the general administration of the Plan was the responsibility of its trustees ("Trustees"), who were appointed by the Human Resource Committee of Harrah's Board of Directors. Effective September 1, 2000, State Street Bank and Trust Company ("State Street") became the Plan trustee, replacing the Trustees. As a result of the appointment of State Street, the Trustees resigned. As the trustee, State Street performs the duties and exercises the authority set forth in the Plan and Trust Agreement.

  Effective September 1, 2000, Harrah's Operating Company Memphis, Inc. ("HOCM") became administrator of the Plan ("Plan Administrator"). The Plan Administrator has delegated certain of its authority to Citistreet LLC ("Citistreet") for purposes of day-to-day administration. Citistreet provides recordkeeping, accounting, daily trading, custodial, and investment management services.

  On January 3, 2000, Rio Suites Hotel and Casino ("Rio") became a participating employer and Rio employees became eligible to participate in the Plan. The account balances of the Rio employees were transferred from the Rio Suites Hotel and Casino's Employee Retirement Plan to this Plan on February 28, 2000, in the amount of $36.3 million.

  On March 23, 2000, Players International, Inc. ("Players") became a participating employer and Players employees became eligible to participate in the Plan. The Players International and Subsidiaries 401(k) Plan was subsequently terminated. Players' participants could elect to receive their account balances or roll their balances into the Plan or another qualified plan.

  On December 31, 2001, the assets of the Harveys 401(k) Plan were merged into the Plan in the amount of $55.5 million. Effective January 1, 2002, Harveys Casino & Resorts, Inc. employees became eligible to contribute to the Plan.

  Contributions—Each year, participants may elect to contribute a designated whole percentage of their eligible compensation, as defined in the Plan. Highly compensated employees may contribute up to 7% of eligible compensation on a pre-tax basis, and non-highly compensated employees may contribute up to 16% of eligible compensation on a pre-tax basis. After tax contributions are also permitted. The Company matches up to the first 6% of eligible compensation that a participant contributes to the Plan. Contributions are subject to certain Internal Revenue Code limitations. Participants may also make rollover contributions representing distributions from other qualified defined benefit or defined contribution plans.

  Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and allocations of Plan earnings, and debited with the participant's withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Investments—Participants direct the investment of their own contributions and company contributions into various investment options offered by the Plan.

  Vesting—Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts is based on years of vesting service in which the participant is credited with at least 1,000 hours of service, as defined. A participant vests 20% per year of vesting service and is 100% vested after five years of vesting service. However, if termination is caused by disability, death, or attainment of age 65, the participant becomes fully vested in all Company contributions and earnings thereon.

  Effective January 1, 2001, forfeitures that occur during the Plan year shall first be used to the extent necessary to restore the matching and prior plan accounts of rehired participants, as defined. Any remaining forfeitures may be used to pay administrative expenses or will be included in, reduce and be considered part of the Company's matching contribution for the Plan year in which the forfeiture arises. Prior to January 1, 2001, forfeitures were used to reduce the Company's matching contributions. The total amount of potential forfeitures available to be used were approximately $1.9 million and $2.0 million at December 31, 2001 and 2000, respectively.

  Payment of Benefits—Upon termination of employment, the participant will elect to receive vested amounts in one lump-sum distribution, in equal installments, or in the form of a direct rollover to another plan as defined by the Plan.

  Participant Loans—Participants may borrow from their Plan accounts an amount not to exceed the lesser of i) $50,000 reduced by the participant's highest outstanding loan balance during the prior 12 months or ii) 50% of the vested balance of the participant's account. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates. The interest rate for a loan remains fixed for the life of the loan. Repayments of loans are made in equal installments, one per pay period, over one to five years except in the case of loans used to acquire the principal residence of the participant, which shall be repaid in a reasonable term determined at the time the loan is made, not to exceed 15 years. The interest rates on outstanding loans ranged from 5.75% to 11.5% at December 31, 2001.

  Expenses of the Plan—Administrative expenses of the Plan are paid by either the Plan or the Plan's Sponsor, as provided in the Plan Document.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

  Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

  Investment Valuation and Income Recognition—The Plan's investments are stated at fair value, except for its benefit-responsive investment contracts, which are valued at contract value (Note 4). Quoted market prices are used to value investments. Shares of registered investment companies and common/collective trust funds are valued at the net asset value of the units or shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.    INVESTMENTS

  The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000, are as follows:

	2001	2000
Harrah's Stock Fund	$135,438,517	$120,795,047
Fidelity Magellan Fund	81,162,204	83,192,135
SSGA Principal Accumulation Return Fund	72,612,515	N/A
SSGA S&P 500 Index Fund	109,652,501	129,890,322
SSGA Bond Market Index Fund	72,962,736	49,143,625
Loan Fund	41,990,916	38,058,417

  During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Common stock	$43,625,004	$(5,156,234)
Registered investment companies	(14,709,989)	(1,735,420)
Common/collective trust funds	(11,461,950)	(13,525,652)
Loan fund	—	(16,979)

	$17,453,065	$(20,434,285)

4.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

  The State Street Global Advisors ("SSGA") Principal Accumulation Return Fund consists of units of a fund that holds benefit-responsive investment contracts. SSGA maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is included in the financial statements at contract value as reported to the Plan by SSGA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

  There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts as of December 31, 2001 was $75,147,372. For 2001, the average yield and crediting interest rates were 5.67% and 5.43%, respectively.

5.    RELATED-PARTY TRANSACTIONS

  As sponsor of the Plan, the Company, through its wholly-owned subsidiary, HOCM, initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services solely for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed HOCM for these costs in the amounts of approximately $255,000 and $580,000 for 2001 and 2000, respectively.

  Certain Plan investments are shares of common/collective trust funds managed by SSGA. SSGA is the investment arm of State Street, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services to SSGA and Citistreet amounted to approximately $1.6 million for the year ended December 31, 2001. Such costs are included in administrative expenses in the accompanying financial statements.

  Also included in the Plan's investments are shares of common stock of Harrah's Entertainment, Inc., the Plan's sponsor. These also qualify as party-in-interest transactions.

6.    PLAN TERMINATION

  Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

7.    FEDERAL INCOME TAX STATUS

  The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 1992, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

  As of December 31, 2001, the Plan had approximately $483,193 of benefit payments approved and processed for payment which had not been paid. These amounts will be recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying financial statements.

  The following table reconciles benefits paid to participants and net assets available for benefits per the financial statements to the Plan's Form 5500 for the year ended December 31, 2001:

	Benefits Paid	Net Assets
Per financial statements	$71,389,923	$621,635,420
Accrued benefit payments	483,193	(483,193)

Per Form 5500	$71,873,116	$621,152,227

*****

HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
YEAR ENDED DECEMBER 31, 2001

Identiy of Issue, Lessor, Borrower or Similar Party	Description of Investment	Current Value
*Harrah's Stock Fund	Common Stock	$135,438,517
*State Street Global Advisors S&P 500 Index Fund	Common/Collective Trust Fund	109,652,501
*State Street Global Advisors Small Cap Fund	Common/Collective Trust Fund	26,256,412
*State Street Global Advisor Short-Term Investment Fund	Common/Collective Trust Fund	960,585
Delaware Trend Fund	Registered Investment Company	23,350,336
Fidelity Magellan Fund	Registered Investment Company	81,162,204
*State Street Global Advisors Principal Accumulation Return Fund	Common/Collective Trust Fund	72,612,515
*State Street Global Advisors Bond Market Index Fund	Common/Collective Trust Fund	72,962,736
*State Street Global Advisors U.S. Large Cap Value Fund	Common/Collective Trust Fund	1,824,491
Putnam International Growth Fund	Registered Investment Company	1,033,132
*Conservative Lifecycle Fund	Common/Collective Trust Fund	4,365,671
*Moderate Lifecycle Fund	Common/Collective Trust Fund	2,365,446
*Growth Lifecycle Fund	Common/Collective Trust Fund	764,207
*Aggressive Growth Lifecycle Fund	Common/Collective Trust Fund	1,582,365
Union Bank of California Stable Value Fund	Common/Collective Trust Fund	25,047,114
Fidelity Spartan 500 Index Fund	Registered Investment Company	4,450,951
Janus Worldwide Fund	Registered Investment Company	8,267,912
Invesco Dynamics Fund	Registered Investment Company	266,651
First American Technology Fund	Registered Investment Company	1,562,481
Janus Olympus Fund	Registered Investment Company	2,624,548
Janus Balanced Fund	Registered Investment Company	1,798,413
Loan Fund	Participant loans with interest rates from 5.75% to 11.5%	41,990,916

		$620,340,104

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

Dated: July 15, 2002	By:	/s/ ELAINE LO Elaine Lo, Administrator

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Auditors

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REQUIRED INFORMATION
TABLE OF CONTENTS
  INDEPENDENT AUDITORS' REPORT
  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2001 AND 2000
  NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
  FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR YEAR ENDED DECEMBER 31, 2001
SIGNATURES
INDEX TO EXHIBITS